UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 8)[1]

Turtle Beach Corporation.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

900450206
(CUSIP Number)

WILLIAM WYATT
THE DONERAIL GROUP LP
240 26th Street
Suite 3
Santa Monica, CA 90402

ANDREW FREEDMAN ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2250
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 2, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. *See* § 240.13d-7 for other parties to whom copies are to be sent.

---

[1] The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, *see* the *Notes*).

1	NAME OF REPORTING PERSON THE DONERAIL GROUP LP		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY		
4	SOURCE OF FUNDS WC, AF		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-	
	8	SHARED VOTING POWER 1,185,816*	
	9	SOLE DISPOSITIVE POWER -0-	
	10	SHARED DISPOSITIVE POWER 1,185,816*	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,185,816*		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%		
14	TYPE OF REPORTING PERSON PN, IA		

*Includes 600,000 Shares underlying call options currently exercisable as further described in Item 6.

CUSIP No. 900450206

1	NAME OF REPORTING PERSON WILLIAM WYATT		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY		
4	SOURCE OF FUNDS WC, AF		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-	
	8	SHARED VOTING POWER 1,185,816*	
	9	SOLE DISPOSITIVE POWER -0-	
	10	SHARED DISPOSITIVE POWER 1,185,816*	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,185,816*		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%		
14	TYPE OF REPORTING PERSON IN		

*Includes 600,000 Shares underlying call options currently exercisable as further described in Item 6.

CUSIP No. 900450206

1	NAME OF REPORTING PERSON HARBERT FUND ADVISORS, INC.	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS WC, AF	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Alabama	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,185,816*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,185,816*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,185,816*	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%	
14	TYPE OF REPORTING PERSON CO	

*Includes 600,000 Shares underlying call options currently exercisable as further described in Item 6.

1	NAME OF REPORTING PERSON HARBERT MANAGEMENT CORPORATION	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS WC, AF	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Alabama	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,185,816*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,185,816*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,185,816*	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%	
14	TYPE OF REPORTING PERSON CO	

*Includes 600,000 Shares underlying call options currently exercisable as further described in Item 6.

The following constitutes Amendment No. 8 to the Schedule 13D filed by the undersigned ("Amendment No. 8"). This Amendment No. 8 amends the Schedule 13D as specifically set forth herein.

Item 4.   Purpose of the Transaction.

Item 4 is hereby amended to add the following:

On March 2, 2022, The Donerail Group LP ("Donerail") issued a press release and open letter to the Issuer's shareholders (the "March 2nd Letter"). Donerail has formally withdrawn its previously submitted offer to acquire the Issuer and has no intentions of making further offers to acquire the Issuer at this time given how the Issuer and its advisors mishandled months of discussions between the parties. Instead, as the March 2nd Letter notes, Donerail is now focused solely on addressing the many serious concerns it has with the Issuer's poor corporate governance, capital allocation, operational execution and declining shareholder returns in an effort to help turn the Issuer. To that end, Donerail announced its intentions to nominate a full slate of director candidates for election to the Board at the Issuer's 2022 annual meeting of shareholders (the "Annual Meeting") in order to address these issues, among others. As stated in the March 2nd Letter, Donerail believes the Issuer has vast, unlocked potential, and that a fully reconstituted Board can take advantage of the clear opportunities to enhance value for all stakeholders, including shareholders, customers and employees, by implementing operational improvements, fixing the value-destructive capital allocation policy, and improving corporate governance by actually holding management accountable. The above description of the March 2nd Letter does not purport to be complete and is qualified by reference to the full text of the March 2nd Letter, which is attached hereto as Exhibit 99.1.

On March 3, 2022, Donerail issued a press release and open letter to the Issuer's shareholders (the "March 3rd Letter"), detailing among other things, Donerail's views on the Issuer's announcement of its disappointing 2021 earnings results and 2022 guidance. To begin with, Donerail expressed serious concern in the March 3rd Letter regarding the accuracy (or lack thereof) and motivation behind certain public comments to shareholders made by the Issuer's management regarding the Issuer's financial and operational performance and questions how or why the Board would approve of these comments by the Issuer's management. In the March 3rd Letter, Donerail also called on the Issuer to halt any ongoing discussions regarding potential acquisition opportunities given the Issuer's unsuccessful track record of executing on existing growth initiatives. Further, Donerail stated in the March 3rd Letter that it believes that the Issuer's shareholders deserve better from the current management team and Board, who appear too unaware, or are simply unable, to manage the business, and reiterated its intention to nominate a full slate of director candidates for election at the Annual Meeting. The above description of the March 3rd Letter does not purport to be complete and is qualified by reference to the full text of the March 3rd Letter, which is attached hereto as Exhibit 99.2.

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

The Donerail Group, LP, a Delaware limited partnership ("Donerail"), together with the other participants named herein, intends to nominate director candidates and file a preliminary proxy statement and accompanying WHITE proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit votes in connection with the 2022 annual meeting of stockholders of Turtle Beach Corporation, a Nevada corporation (the "Company").

DONERAIL STRONGLY ADVISES ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR.

CUSIP No. 900450206

The participants in the proxy solicitation are anticipated to be Donerail, The Donerail Master Fund LP, a Cayman Islands exempted limited partnership, (the "Donerail Fund"), Harbert Fund Advisors, Inc., an Alabama corporation ("HFA"), Harbert Management Corporation, an Alabama corporation ("HMC") and William Wyatt.

As of the date hereof, the Donerail Fund directly beneficially owns 1,185,816 shares of Common Stock, $0.001 par value per share, of the Company (the "Common Stock"), including 600,000 shares that are underlying call options currently exercisable. As the investment manager of the Donerail Fund, Donerail may be deemed the beneficial owner of the 1,185,816 shares of Common Stock beneficially directly owned by the Donerail Fund. As the "filing adviser" with supervisory control of Donerail, HFA may be deemed the beneficial owner of the 1,185,816 shares of Common Stock beneficially directly owned by the Donerail Fund. As the parent of HFA, HMC may be deemed to beneficially own the 1,185,816 shares of Common Stock beneficially owned directly by the Donerail Fund. As the Managing Partner of Donerail, Mr. Wyatt may be deemed to beneficially own the 1,185,816 shares of Common Stock beneficially owned directly by the Donerail Fund.

Item 5.   Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 16,168,892 Shares outstanding, which is the total number of Shares outstanding as of January 31, 2022, as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 2, 2022.

A.   Donerail

(a)   As of the close of business on March 4, 2022, Donerail beneficially owned 1,185,816 Shares, including 600,000 Shares underlying call options currently exercisable.

Percentage: Approximately 7.3%

(b)   1. Sole power to vote or direct vote: -0-
2. Shared power to vote or direct vote: 1,185,816
3. Sole power to dispose or direct the disposition: -0-
4. Shared power to dispose or direct the disposition: 1,185,816

(c)   Donerail has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 7 to the Schedule 13D.

B.   Mr. Wyatt

(a)   Mr. Wyatt, as the Managing Partner of Donerail, may be deemed the beneficial owner of the 1,185,816 Shares beneficially owned by Donerail, including 600,000 Shares underlying call options currently exercisable.

Percentage: Approximately 7.3%

7

(b)   1. Sole power to vote or direct vote: -0-
2. Shared power to vote or direct vote: 1,185,816
3. Sole power to dispose or direct the disposition: -0-
4. Shared power to dispose or direct the disposition: 1,185,816

(c)   Mr. Wyatt has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 7 to the Schedule 13D.

C.   HFA

(a)   HFA, in its capacity as "filing adviser" with supervisory control of Donerail, may be deemed the beneficial owner of the 1,185,816 Shares beneficially owned by Donerail, including 600,000 Shares underlying call options currently exercisable.

Percentage: Approximately 7.3%

(b)   1. Sole power to vote or direct vote: -0-
2. Shared power to vote or direct vote: 1,185,816
3. Sole power to dispose or direct the disposition: -0-
4. Shared power to dispose or direct the disposition: 1,185,816

(c)   HFA has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 7 to the Schedule 13D.

D.   HMC

(a)   HMC, in its capacity as managing member of the general partner of Donerail, may be deemed the beneficial owner of the 1,185,816 Shares beneficially owned by Donerail, including 600,000 Shares underlying call options currently exercisable.

Percentage: Approximately 7.3%

(b)   1. Sole power to vote or direct vote: -0-
2. Shared power to vote or direct vote: 1,185,816
3. Sole power to dispose or direct the disposition: -0-
4. Shared power to dispose or direct the disposition: 1,185,816

(c)   HMC has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 7 to the Schedule 13D.

The filing of this Amendment No. 8 to the Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

Item 7.   Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1   March 2nd Letter, dated March 2, 2022.

99.2   March 3rd Letter, dated March 3, 2022.

<u>SIGNATURES</u>

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 4, 2022

THE DONERAIL GROUP LP

By: /s/ William Wyatt
     Name: William Wyatt
     Title: Managing Partner

/s/ William Wyatt
William Wyatt

HARBERT FUND ADVISORS, INC.

By: /s/ John W. McCullough
     Name: John W. McCullough
     Title: Executive Vice President & General Counsel

HARBERT MANAGEMENT CORPORATION

By: /s/ John W. McCullough
     Name: John W. McCullough
     Title: Executive Vice President & General Counsel

Exhibit 99.1

The Donerail Group Issues Letter to Shareholders Regarding its Intent to Nominate a Full Slate of Candidates for Election to Turtle Beach Corporation's Board of Directors

Believes Urgent and Sweeping Change is Needed Atop Turtle Beach Following Years of Abysmal Governance, Poor Capital Allocation and Weak Operational Execution

Highlights That Since Juergen Stark Became the Public Company CEO Over Eight Years Ago, Turtle Beach's Share Price Has Declined More Than 60%

Underscores That Donerail Has Withdrawn its Acquisition Offer and Is Now Completely Committed to Facilitating a Public Market Turnaround for the Benefit of All Shareholders

March 02, 2022 09:00 AM Eastern Standard Time

LOS ANGELES--(BUSINESS WIRE)--The Donerail Group LP (together with its affiliates, "Donerail," "we" or "us"), one of the largest shareholders of Turtle Beach Corporation (NASDAQ: HEAR) ("Turtle Beach" or the "Company"), today issued the below letter to shareholders regarding its intent to nominate a full slate of highly qualified and independent candidates for election to the Company's Board of Directors (the "Board") at the 2022 Annual Meeting of Shareholders (the "Annual Meeting"):

***

Dear Fellow Shareholders,

Donerail is one of the largest shareholders of Turtle Beach. We believe our sizable shareholdings and future plans for Turtle Beach should signal that our interests are firmly aligned with yours. With that context in mind, we are writing to you today to convey four key points:

1. **Turtle Beach has significant potential and can create long-term value for all stakeholders, ranging from shareholders to customers to employees to gamers.**

2. **Unfortunately, Turtle Beach is currently plagued by governance, financial and strategic issues that need to be addressed by a more focused, open-minded and self-aware leadership team.**

3. **Although we previously made highly-competitive proposals to acquire Turtle Beach, we have withdrawn our most recent offer and are now 100% committed to turning around the Company in the public market and for the benefit of all shareholders.**

4. **We intend to nominate a full slate of highly qualified and independent director candidates for election at this year's Annual Meeting, with the goal of installing a reconstituted Board with a clear and credible operating plan for producing superior value in the public market.**

Over the past year, we have tried to engage in good faith with the Board and management team to share our analysis and provide constructive recommendations. Our engagement included sending numerous letters, having several principal-to-principal discussions and facilitating frequent advisor-to-advisor interaction. We went to these great lengths because we believe there is a significant amount of upside value trapped within Turtle Beach's languishing shares – and we want to unlock that value for all shareholders. Unfortunately, many of our logical suggestions have fallen on deaf ears.

The more we have gotten to know Turtle Beach, the more confident we have become that the value-creation opportunity at the Company is one of the most attractive we have seen in our careers:

- **There is a clear opportunity for operational improvements.** There exists significant evidence that the business has been severely mismanaged, and there is a clear path to meaningfully improving operating margins in the near-term. We have recruited highly experienced and talented executives to oversee the execution of such an operational turnaround plan.

- **There is a clear opportunity to optimize what has been a value destructive and wasteful capital allocation policy.** Turtle Beach's multi-year capital allocation history has been a categorical failure at the sake of shareholder returns and warrants an immediate reassessment to stem operating losses and ensure shareholder value is maximized going forward.

- **There is a clear opportunity to improve corporate governance and replace the "pocket Board" that serves – rather than oversees – management.** The Board has a history of egregious governance missteps that have destroyed shareholder value and impaired the Company's credibility with investors.

With all that said, rarely does an investment opportunity have so many "self-help" levers that can create meaningful value for stakeholders. This is why we began engaging with the Board and management team directly in early 2021 to share our vision for value creation.

Most notably, we are focused on operating improvements that the Company can make that would meaningfully increase its profitability, enhance its cash flow generation and further cement itself as a formidable player in the gaming peripherals space. We engaged many experienced consultants and industry experts to help us formulate an operating plan to improve the business, and we detailed some of this early work to the Board and management team.

Initially, we were enthusiastic about our engagement with Turtle Beach's leadership, which we came to believe was only due to management's clear recognition that the Company's shares had performed poorly since Juergen Stark, the current Chief Executive Officer ("CEO"), assumed the public company CEO role in January 2014. Since that time, Turtle Beach's shares are down over 60% while the Russell 2000 Index is up over 90%, the S&P 500 Index is up over 170% and the Company's own proxy peer group is up over an average of 190%[1]. Meanwhile, over that time period and without good reason as to why, the Board approved incredibly large compensation packages for senior management and the sitting directors.

After a meaningful amount of engagement in early 2021, we were indeed flattered when the Company offered a pathway for one of Donerail's representatives to potentially join the Board. While we declined the offer, we were appreciative that the Company saw merit in someone from Donerail joining the Board.

Rather, we wanted to focus our attention on acquiring the Company, and we worked with a leading global investment bank to help facilitate our efforts. We presented the Board with an offer to acquire Turtle Beach for $36.50 per share in cash, subject to confirmatory due diligence.

The Board rejected our $36.50 per share offer outright, stating that while the offer was "credible" and "fundable," it "did not view Donerail's proposed acquisition price to be sufficient"[2]. We found the Board's perception of value flawed, and its decision to thwart an acquisition destroyed a material amount of shareholder value.

After our original offer, we attempted to continue engaging with the Board and on December 20, 2021, we sent another acquisition offer (the "Revised Offer") at a proposed price of $32.86 per share in cash. To date, the Board has unfortunately refused to engage with us in a constructive manner. In fact, on five separate occasions since the submission of our Revised Offer, we requested that the Board sign a standard non-disclosure agreement and allow us access to complete confirmatory due diligence. However, on each occasion, the Board refused our request.

We believe such intransigence simply highlights the entrenched nature of the current Board and management team. Between this apparent entrenchment, additional highly concerning governance missteps and leadership's history of presiding over dismal operational performance, we contend it is time for urgent and sweeping change atop Turtle Beach.

To facilitate this change for the benefit of all shareholders and initiate a public market turnaround of Turtle Beach, we have withdrawn our acquisition offer and are completely focused on one path forward: overhauling the Board and implementing a superior operating strategy that can revitalize the corporate culture and produce long-term, sustainable value.

In the coming weeks and months, we will be releasing our detailed analysis of the governance, financial, operational and strategic missteps at Turtle Beach. We will also introduce our highly qualified, diverse and uniquely-experienced slate of nominees, as well as a detailed strategic plan to create lasting value in the public market.

We look forward to engaging with all shareholders in the coming weeks and months. Please feel free to reach out to us directly with any questions, comments or ideas that you may have to enhance shareholder value.

Best Regards,

William Z. Wyatt
Managing Partner
The Donerail Group LP

<p style="text-align:center">***</p>

About Donerail

The Donerail Group LP is a Los Angeles-based investment adviser that employs a value-oriented investment lens focusing on special situations and event driven investments.

_____

[1] Per Bloomberg. Proxy peer group includes 2020 Peer Group companies listed in Company's 2021 proxy statement that were public when Parametric Sound completed its merger with Turtle Beach.

[2] Company press release dated August 23, 2021.

Contacts
Longacre Square Partners

Greg Marose / Ashley Areopagita, 646-386-0091

gmarose@longacresquare.com / aareopagita@longacresquare.com

Exhibit 99.2

Donerail Releases Statement Regarding Turtle Beach's Disappointing Fourth Quarter 2021 Results and 2022 Annual Guidance

Believes Management Continues to Highlight its Own Operational Incompetence and Forecasting Ineptitude, Resulting in a Permanent Impairment of Shareholder Trust

Demands That Leadership Stop Considering "Acquisition Opportunities" and Material Growth Investments Until After Shareholders Vote at the 2022 Annual Meeting

Reiterates Donerail Intends to Nominate a Full Slate of Highly Experienced and Uniquely Talented Director Candidates to Turn Around the Company for the Benefit of All Shareholders

LOS ANGELES--(BUSINESS WIRE)--The Donerail Group LP (together with its affiliates, "Donerail," "we" or "us"), one of the largest shareholders of Turtle Beach Corporation (NASDAQ: HEAR) ("Turtle Beach" or the "Company"), today issued the below letter to shareholders of Turtle Beach.

***

Dear Fellow Shareholders,

The response to our letter yesterday was overwhelmingly positive, and we are very encouraged by those of you who proactively reached out to applaud our intended nomination of a full slate of highly qualified and independent candidates for election to the Company's Board of Directors (the "Board") at the 2022 Annual Meeting of Shareholders. Thank you for your sentiments.

While Turtle Beach had already pre-released disappointing earnings results in early January, we were eagerly awaiting management's detailed earnings guidance for 2022 and its commentary related to revenue and profitability growth. Like other shareholders, we are aghast after reviewing the financial results and press release published yesterday. Shareholders have every right to be exhausted with this management team and Board.

Turtle Beach's leadership once again spotlighted its own inability to execute on a clear operating playbook that peers have managed to run quite well, while simultaneously refusing to admit that the Company's strategic initiatives in recent years continue to starve the business of cash flow and produce dismal results.

Most critically, we were surprised when Turtle Beach's Chief Executive Officer and Chairman Juergen Stark declared that he was *"pleased with our 2021 results."* To be clear, the Company reported 2021 EBITDA of $36.6 million, some 27% below the guidance that management itself set in the middle of 2021. How can a management team that misses its own guidance so badly be *"pleased"* with the results? Shareholders deserve better.

As it relates to guidance for 2022, we were also surprised by the Company's muted revenue forecast, which seems to contrast starkly with other industry competitors that continue to estimate growth. Additionally, Turtle Beach's annual revenue guidance for 2022, which, at the midpoint of management's forecast range is not expected to grow, was also in direct contrast to the quotes from Mr. Stark just weeks ago, when he said *"we believe Turtle Beach is well positioned to deliver growth in 2022[...]"* It seems to us that Mr. Stark – and the Board that has seemingly insulated him – either has absolutely no pulse on the operating performance of their business or, worse, simple disregard of the comments that he makes to shareholders. Shareholders deserve better.

Lastly, we were shocked that, in light of management's apparent inability to execute on any of its existing growth initiatives, Mr. Stark made a point to detail the Company's continued interest and appetite to acquire businesses: *"we will continue to look for organic growth and acquisition opportunities [...]"*, further highlighting an empire-building mentality that has been unproductive for shareholders since Mr. Stark took the helm as public company CEO. Given the Company's historic inability to generate meaningful ROI on any of its previous growth initiatives or acquisitions over the past eight years under this leadership team, we are hereby calling on the Company, as one of its largest shareholders, to immediately cease any ongoing acquisition discussions at this very important time.

This management team and Board continue to highlight not only a complete inability to manage the business but also, an utter lack of awareness unlike anything we have seen before.

We look forward to the nominating period opening in short order, and we are anxiously awaiting the chance to detail to other stakeholders the diverse and uniquely talented executives that we have partnered with to help execute a sweeping plan to drive growth and profitability at Turtle Beach on behalf of all shareholders.

Please feel free to reach out to us directly with any questions, comments or ideas that you may have to enhance shareholder value.

Best Regards,

/s/ William Z. Wyatt

William Z. Wyatt
Managing Partner
The Donerail Group LP

***

About Donerail
The Donerail Group LP is a Los Angeles-based investment adviser that employs a value-oriented investment lens focusing on special situations and event driven investments.

Contacts
Longacre Square Partners
Greg Marose / Ashley Areopagita, 646-386-0091
gmarose@longacresquare.com / aareopagita@longacresquare.com

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

The Donerail Group, LP, a Delaware limited partnership ("Donerail"), together with the other participants named herein, intends to nominate director candidates and file a preliminary proxy statement and accompanying WHITE proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit votes in connection with the 2022 annual meeting of stockholders of Turtle Beach Corporation, a Nevada corporation (the "Company").

DONERAIL STRONGLY ADVISES ALL SHAREHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR.

The participants in the proxy solicitation are anticipated to be Donerail, The Donerail Master Fund LP, a Cayman Islands exempted limited partnership, (the "Donerail Fund"), Harbert Fund Advisors, Inc., an Alabama corporation ("HFA"), Harbert Management Corporation, an Alabama corporation ("HMC") and William Wyatt.

As of the date hereof, the Donerail Fund directly beneficially owns 1,185,816 shares of Common Stock, $0.001 par value per share, of the Company (the "Common Stock"), including 600,000 shares that are underlying call options currently exercisable. As the investment manager of the Donerail Fund, Donerail may be deemed the beneficial owner of the 1,185,816 shares of Common Stock beneficially directly owned by the Donerail Fund. As the "filing adviser" with supervisory control of Donerail, HFA may be deemed the beneficial owner of the 1,185,816 shares of Common Stock beneficially directly owned by the Donerail Fund. As the parents of HFA, HMC may be deemed to beneficially own the 1,185,816 shares of Common Stock beneficially owned directly by the Donerail Fund. As the Managing Partner of Donerail, Mr. Wyatt may be deemed to beneficially own the 1,185,816 shares of Common Stock beneficially owned directly by the Donerail Fund.